                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                                 PROXYMED, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    744290107
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                                 (CUSIP Number)

            W.R. Gilbert, P.O. Box 323, 13 Royal Square, St. Helier, Jersey, Channel Islands, United Kingdom, Tel: 011 44 1883 652 550
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 6, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO. 744290107                 13D                      Page 2 of 6 Pages
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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above
    Persons (entities only)
      Bellingham Industries, Inc.
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(2) Check the Appropriate Box if a Member (a) / /
    of a Group (See Instructions)         (b) / /
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(3) SEC Use Only

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(4) Source of Funds (See Instructions)
      WC
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e) / /
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(6) Citizenship or Place of Organization
      Panama
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Number of Shares            (7) Sole Voting Power
Beneficially Owned                3,941,610 shares
by Each Reporting           --------------------------------------------------
Person With                 (8) Shared Voting Power

                            --------------------------------------------------
                            (9) Sole Dispositive Power
                                  3,941,610 shares
                            --------------------------------------------------
                            (10) Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       3,941,610 shares
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
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(13)  Percent of Class Represented by Amount in Row (11)
      31.71%
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(14) Type of Reporting Person (See Instructions)
       CO
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

CUSIP NO. 744290107                 13D                      Page 3 of 6 Pages
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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above
    Persons (entities only)
      Alan Walter Gilbert
------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) / /
    of a Group (See Instructions)         (b) / /
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(3) SEC Use Only

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(4)   Source of Funds (See Instructions) WC of Bellingham Industries, Inc.

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e) / /
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(6) Citizenship or Place of Organization
      United Kingdom
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Number of Shares            (7) Sole Voting Power
Beneficially Owned                3,941,610 shares
by Each Reporting           --------------------------------------------------
Person With                 (8) Shared Voting Power

                            --------------------------------------------------
                            (9) Sole Dispositive Power
                                  3,941,610 shares
                            --------------------------------------------------
                            (10) Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       3,941,610 shares
------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
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(13)   Percent of Class Represented by Amount in Row (11) 31.71%

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(14) Type of Reporting Person (See Instructions)
       IN
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

CUSIP NO. 744290107                 13D                      Page 4 of 6 Pages
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This Amendment No. 10 amends and supplements the Statement on Schedule 13D (the
"Schedule 13D") relating to the common stock, $.001 par value per share (the "Common Stock"), of ProxyMed, Inc., a Florida corporation (the "Company"), previously filed by Bellingham Industries, Inc. and Alan Walter Gilbert (the "Reporting Persons"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information:

As a result of the purchases described below, on March 6, 1998 the Reporting Persons were the beneficial owners of 3,941,610 shares of the Company's Common Stock (including 150,000 shares issuable upon exercise of warrants (the "Warrants")) and had sole voting and investment power with respect to all such shares. Based upon information presented in the Company's annual report on Form 10-K for the fiscal year ended December 31, 1997 and information otherwise available to the Reporting Persons, on March 6, 1998 there were approximately 12,431,862 shares of the Company's Common Stock outstanding (assuming that all of the Warrants had been exercised) and the Reporting Persons beneficially owned 31.71% of that total.

The table below sets forth information with respect to all purchases of shares of Common Stock of the Company by Reporting Persons since February 20, 1998, the date of the last event which required the filing of an amendment to the Schedule 13D. All of such purchases were effected by Bellingham Industries, Inc. on the Nasdaq National Market System. To the Reporting Persons' best knowledge, none of the persons listed on Appendix A of the Schedule 13D effected any transaction in shares of the Company's Common Stock since February 20, 1998.


TRANSACTION             NUMBER OF                PRICE PER                AGGREGATE
 DATE                    SHARES                    SHARE                    PRICE
-----------             ---------                ---------                ----------
3/5/98                   12,500                   $7-7/8                  $98,437.50

CUSIP NO. 744290107                 13D                      Page 5 of 6 Pages

TRANSACTION             NUMBER OF                PRICE PER                AGGREGATE
 DATE                    SHARES                    SHARE                    PRICE
-----------             ---------                ---------                ----------
3/6/98                    2,500                   $8-1/8                  $20,312.50
                          5,000                   $8-1/4                  $41,250.00
                          8,000                   $8-5/16                 $66,500.00
                         19,500                   $8-3/8                 $163,312.50
                          2,500                   $8-7/16                 $21,093.75
                          2,000                   $8-5/8                  $17,250.00
                          2,000                   $8-3/4                  $17,500.00
                          5,000                   $9                      $45,000.00
                          4,000                   $9-1/8                  $36,500.00
                          5,000                   $9-1/4                  $46,250.00
                         10,500                   $9-1/4                  $97,125.00
                          2,000                   $9-5/16                 $18,625.00
                         10,500                   $9-3/8                  $98,437.50
                          9,000                   $9-1/2                  $85,500.00
                          7,500                   $9-5/8                  $72,187.50
                         20,000                  $9-11/16                $193,750.00
                         10,000                   $9-3/4                  $97,500.00
                          7,500                  $9-13/16                 $73,593.75

CUSIP NO. 744290107                 13D                      Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 26, 1999
                                        ------------------------------------
                                        Date


                                        /s/ W.R. Gilbert
                                        ------------------------------------
                                        Signature

                                        W.R. Gilbert, Attorney-in-fact for
                                        each of the Reporting Persons
                                        ------------------------------------
                                        Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


     Attention:  Intentional misstatements or omissions of fact constitute
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     Federal criminal violations (see 18 U.S.C. 1001).
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